FILE NO. 70-9697

                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                                  AMENDMENT NO. 6
                                        TO
                                       FORM U-1
                          APPLICATION/DECLARATION UNDER THE
                       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  WITH RESPECT TO THE ISSUANCE OF RATE REDUCTION BONDS
                               AND RELATED TRANSACTIONS

The Connecticut Light and Power
Company
107 Selden Street
Berlin, CT 06037
Western Massachusetts Electric
Company
174 Brush Hill Avenue
West Springfield, MA 01090


Public Service Company of New Hampshire
1000 Elm Street
Manchester, NH 03101
(Names of companies filing this statement and addresses of principal executive offices)

NORTHEAST UTILITIES
(Name of top registered holding company)
Cheryl W. Grise
Senior Vice President, Secretary and General Counsel
Northeast Utilities Service Company
107 Selden Street
Berlin, CT 06037
(Name and address of agent for service)
The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.
Assistant General Counsel
Northeast Utilities Service
Company
P.O. Box 270
Hartford, CT 06141-0270

Randy A. Shoop
Assistant Treasurer - Finance
Northeast Utilities Service
Company
P.O. Box 270
Hartford, CT 06141-0270


Richard J. Wasserman, Esq.
Day, Berry & Howard LLP
CityPlace I
Hartford, CT 06103-3499


I. 	The Utilities indicated in paragraph 12 of the application/declaration in this file, as amended (the "Application"), that the Financing Order issued by the CDPUC authorizes CL&P to cause the issuance of RRBs in a principal amount not to exceed $1.551 billion, which is greater than the $1.489 billion authorization granted by the Commission in the Use of Proceeds Order and referenced in the notice in this file, HCAR No. 27222 (August 25, 2000). The Utilities further indicated in paragraph 12 that they intend to seek additional authorization from the Commission for CL&P to cause the issuance of such greater principal amount. Accordingly, the Utilities hereby seek such additional authorization by amending paragraph 12 of the Application to read in its entirety as follows:

	12.	Pursuant to the Securitization Acts, the SPE will issue RRBs, which in turn will be sold to investors. The following principal amount of RRBs will be issued on behalf of each Utility on or before August 31, 2005:

CL&P not to exceed $1.551 billion

WMECO not to exceed $303 million

PSNH not to exceed $670 million

As set forth in paragraph 47 below, the Utilities respectfully request the Commission's approval to consummate, on or prior to August 31, 2005, all transactions described in this Application. The "not to exceed" principal amounts set forth above for CL&P and PSNH are the "not to exceed" principal amounts approved in the Financing Orders issued by the CDPUC and NHPUC, respectively. See supra note 6 and Exhibits D 1.2 and D 3.2.2 attached hereto. The "not to exceed" principal amount set forth above for WMECO is consistent with the authorization sought by WMECO in the Use of Proceeds Filing and granted by the Commission in the Use of Proceeds Order, because WMECO has not yet received a Financing Order from the MDTE. See supra note 6. Accordingly, the Utilities hereby respectfully request the issuance of an order by the Commission approving the proposed transactions in the amounts set forth above for CL&P and PSNH and reserving jurisdiction over the proposed transaction for WMECO.

II. 	The Utilities hereby request that the Commission publish a notice under
Rule 23 with respect to the filing of this Amendment No. 6 as soon as practicable and that the Commission issue an order with respect to the additional authorization described in Part I above on or prior to February 1, 2001. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H 2.

III. 	The Application is further amended as follows:

A. 	By replacing the first sentence of paragraph 48, which appears before the table, with the following:
Each Utility undertakes to file all material financing documents relating to its RRB transaction with the certificate filed pursuant to Rule 24 under the Act after the consummation of such transaction. The following exhibits are filed with this Application (asterisked (*) items were filed with the original Application; double asterisked (**) items were filed with Amendment No. 1 to this Application; triple asterisked (***) items were filed with Amendment No. 2 to this Application; quadruple asterisked items (****) are filed with this Amendment No. 3; quintuple asterisked items (*****) were filed with Amendment No. 4; and sextuple asterisked items (******) are filed with this Amendment No. 6).

B. 	By inserting the following new entries in the table contained in paragraph 48:

******D 1.3
Connecticut Department of Public Utility Control Supplement to Financing Order (together with approved and adopted CL&P compliance filing)

******H 2
Proposed Form of Notice (with respect to Amendment No. 6)

IV. 	The following exhibits are filed herewith (the exhibit numbers correspond to those contained in the Application):

D 1.3
Connecticut Department of Public Utility Control Supplement to Financing Order (together with approved and adopted CL&P compliance filing)

H 2
Proposed Form of Notice (with respect to Amendment No. 6)


SIGNATURES
Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.THE CONNECTICUT LIGHT AND POWER COMPANY

By:  /s/Randy A. Shoop

Randy A. Shoop
Treasurer

WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

By:  /s/Randy A. Shoop

Randy A. Shoop
Assistant Treasurer - Finance

Date:  December 22, 2000